15048693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 194

| SEC FILE NUMBER |
|---|
| 8-66507 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bhargava Wealth Management, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 White Pine Road
(No. and Street)

| Franklin Lakes | NJ | 07417 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rakesh Bhargava — 201 897 0085 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants P.C
(Name – *if individual, state last, first, middle name*)

| 1140 Franklin Avenue | Garden City | NY | 11530 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I Rakesh Bhargava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bhargava Wealth Management, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Rakesh Bhargava
Signature

PRESIDENT
Title

Katherine McLearie
Notary Public

KATHERINE A MCLEARIE
Notary Public
State of New Jersey
My Commission Expires Oct 8, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Bhargava Wealth Management, LLC**

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2014

**Bhargava Wealth Management, LLC**
**December 31, 2014**

## Table of Contents

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530
E-mail: mrscpapc@gmail.com; mrsullivan@sullivancpapc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bhargava Wealth Management, LLC

We have audited the accompanying statement of financial condition of Bhargava Wealth Management, LLC (a limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Bhargava Wealth Management, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Bhargava Wealth Management, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

Bhargava Wealth Management, LLC
Statement of Financial Condition
As of December 31, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 188,992 |
| Fees receivable | | 15,769 |
| Prepaid expenses | | 7,193 |
| Total assets | $ | 211,956 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable | $ | 34 |
| Due to members | | 44,534 |
| Accrued expenses | | 6,327 |
| Total liabilities | | 50,895 |
| | | |
| Member's equity | | 161,061 |
| Total Liabilities and Member's Equity | $ | 211,956 |

See accompanying notes to financial statement

**Bhargava Wealth Management, LLC**
**Notes to Financial Statements**
**December 31, 2014**

## Note 1 - Organization and Nature of Business

Bhargava Wealth Management, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware in May, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

The Company earns service fees as marketing and sales representative with respect to soliciting prospective investors on behalf of its clients.

## Note 2 - Summary of Significant Accounting Policies

### Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

### Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

**Bhargava Wealth Management, LLC**
**Notes to Financial Statements**
**December 31, 2014**

Note 2 - Summary of Significant Accounting Policies (continued)

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Uninsured Cash Balances

Cash balances maintained with a bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company on occasion exceeds the insured balance amount during the year.

Fees Receivable Credit Risk

Fees receivable were substantially all collected subsequent to the date of the statement of financial condition.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.6667 % of aggregate indebtedness, as defined.

**Bhargava Wealth Management, LLC**
**Notes to Financial Statements**
**December 31, 2014**

Note 3 - Net Capital Requirement (cont'd.)

The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital of $138,097 which exceeded its requirement of $5,000 by $ 133,097. Aggregate indebtedness was $ 50,895. The Company's net capital ratio was .4 to 10 of aggregate indebtedness to net capital.

Note 4 - Related Party Transactions

The Company has entered an expense-sharing arrangement with its member whereby the member provides the Company management services, office facilities and other support services. Total expense for year ending December 31, 2014 was approximately $ 8,500.

Note 5 - Solicitation Agreements

The Company has entered into solicitation agreements with clients whereby the company earns service fees for acting as a marketing and sales representative with respect to solicitations for prospective investors on behalf of its clients.

The Company earns management and incentive fees based on initial and subsequent capital contributions and capital appreciation of the investors' accounts.

Note 6 - Employee Savings and Profit Sharing Plan

Eligible employees can elect to participate in a qualified 401K salary deferral and savings plan. The Company did not match contributions to the plan at December 31, 2014.

**Bhargava Wealth Management, LLC**
**Notes to Financial Statements**
**December 31, 2014**

Note 7 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Note 7 - Fair Value (cont'd.)

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 8 - Subsequent Events

These financial statements were approved by management and available for issuance on February xx, 2015. Subsequent events have been evaluated through this date.